SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02056137

FORM 6 - K

SEC MAIL RECEIVED PROCESSING
AUG 27 2002
WASH, D.C. 151 SECTION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PE

For 12 AUGUST 2002

The Governor and Company of the Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

PROCESSED
AUG 29 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X **Form 40-F** ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ **No** X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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Dealings by Substantial Shareholders

London STOCK EXCHANGE

AVS No 554084

Disclosure of interest in shares and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company BANK OF IRELAND	**2.** Name of Shareholder having a substantial interest BANK OF IRELAND ASSET MANAGEMENT LTD.
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS 2	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them BANK OF IRELAND NOMINEES LTD 61,022,140 NORTRUST NOMINEES 291,309 CITIBANK NOMINEES LTD 727,872

5. Number of shares/amount of stock acquired	**6.** Percentage of issued Class	**7.** Number of shares/amount of stock disposed	**8.** Percentage of issued Class
—	—	—	—

9. Class of security ORDINARY STOCK	**10.** Date of transaction 6 AUGUST 2002	**11.** Date company informed 7 AUGUST 2002
12. Total holding following this notification 59,538,686	**13.** Total percentage holding of issued class following this notification 5.9%	

14. Any additional information HELD ON BEHALF OF A RANGE OF CLIENTS WHO ARE EACH THE BENEFICIAL OWNER OF A PORTION OF THE SHAREHOLDING.	**15.** Name of contact and telephone number for queries PETER NUGENT +353 1 6043402
16. Name and signature of authorised company official responsible for making this notification Date of notification 12 AUGUST ~~19~~ 2002	PETER NUGENT [signature]

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 071-588 6057, 071-334 8964/8965/8966

Enquiries: Continuing obligations: Telephone: 071-797 1639/3850

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

p. **T.H. Forsyth**
Group Secretary

Date: 12 August 2002

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